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                       Exhibit 9 GROUND ROUND LETTERHEAD

                                                              September 26, 1997

To Our Shareholders;

     On September 8, 1997, you were sent a letter from the Chairman of the Board of Directors of Ground Round Restaurants, Inc. (the "Company" or "Ground Round"), announcing that the Board had unanimously approved a merger of Ground Round with GRR Merger Corp. (the "Purchaser"), a wholly owned subsidiary of GRR Holdings, LLC ("Parent"), companies formed by Boston Ventures. Enclosed with the Chairman's letter were various tender offer materials, including the Offer to Purchase and the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

     Although the Schedule 14D-9 was designed to provide you with all necessary information, the Company has received many telephone calls from shareholders with questions regarding the tender offer and your Board's reasons for determining to sell the Company. As the three members of the Special Committee who negotiated, and recommended that the Board approve, the merger and tender offer, we would like to share with you the most frequently asked questions and the Company's answers. If you have any questions not addressed, please feel free to call the Company, at (617) 380-3100, or the Purchaser's Information Agent for the tender offer, MacKenzie Partners, at (800) 322-2885.

     THE TENDER OFFER IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, OCTOBER 3, 1997 -- 7 DAYS FROM TODAY -- UNLESS EXTENDED.

     Your decision with respect to the offer is important. We urge you to carefully read the enclosed materials, together with the more detailed information as to these and other matters relating to the tender offer, the merger and the Company contained in the Offer to Purchase and Schedule 14D-9 previously sent to you, before making your decision.

     We, and the Board, continue to believe that the tender offer and merger are fair to, and in the best interests of, the Company and its shareholders, and recommend that you accept the tender offer and tender your shares pursuant to the tender offer.

                                          Sincerely,

                                          Members of the Special Committee
                                          of the Board of Directors

                                          Fred H. Beaumont, Jr., Chairman
                                          Allan D. Weingarten
                                          David T. DiPasquale
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        SHAREHOLDER QUESTIONS CONCERNING THE TENDER OFFER AND THE MERGER

WHY HAS THE BOARD OF DIRECTORS OF THE COMPANY DECIDED TO SELL THE COMPANY AT THIS TIME?

     The Company may not be able to refinance its bank debt. It owes approximately $38,500,000 to its commercial lenders under a credit agreement which now expires on December 31, 1997, including approximately $1,400,000 in demand notes to such lenders. The lenders have indicated their desire that such debt be significantly reduced and that a repayment plan for the balance be developed. In connection with the standstill agreement discussed below, the Company's lenders have agreed to work with the Company and Boston Ventures to amend and extend the existing credit agreement upon consummation of the merger to provide for more operating flexibility for the Company. If the tender offer is not consummated the Company would have to attempt to negotiate amendments to its existing credit agreement and provide a plan for repayment of amounts borrowed thereunder, or refinance the current borrowings, which may not be possible in view of the Company's recent financial performance.

     At the same time, the Company, has substantial capital requirements. It needs significant additional capital simply to repair and maintain its restaurants. It also needs to refurbish and upgrade its restaurants if it is to remain viable in the highly competitive mid-price family restaurant market. The Company needs to find additional third party capital to cover its deferred maintenance requirements, fund operations and provide for these needed capital improvements, in the face of declining sales. The Company has been unsuccessful in consummating a transaction to raise investment funds for such working capital and capital investment needs.

     In addition, the Company's short-term liquidity has deteriorated. Sales have recently been below expectations, and have declined compared to the same period last year. As a result, the Company's cash has declined by more than $2,000,000 and has dropped below $1,000,000, the minimum level that management believes necessary to fund day-to-day operations. In connection with the Company's execution of the merger agreement, the Company's lenders entered into a standstill agreement that waived compliance by the Company with EBITDA maintenance covenants in the existing credit agreement through September and allows the Company to use certain funds to satisfy the Company's current working capital requirements, which funds would otherwise be required to be paid to the lenders. However, this standstill agreement, and the Company's ability to use such funds, will expire on October 22, 1997, or earlier if the tender offer is terminated.

BUT WON'T THE COMPANY'S PROPOSED SALE AND LEASEBACK TRANSACTION WITH CNL FUND ADVISOR, INC. ("CNL") RESOLVE THE COMPANY'S LIQUIDITY AND CAPITAL REQUIREMENT NEEDS?

     No. As announced, the Company entered into a Commitment Letter dated September 9, 1997, with CNL which has agreed to purchase, subject to certain conditions, a minimum of 15 and a maximum of 20 restaurants owned in fee by the Company, for a purchase price not to exceed $20 million, plus certain approved transactional costs, which restaurants are to be leased and operated by the Company. If this sale and leaseback transaction is consummated, virtually all of the purchase price received would be used to repay a portion of the Company's existing bank debt. The transaction will not provide the Company with any significant cash to fund operations and, as a result of the additional rent expense, will have a negative effect on the Company's operating cash flow (EBITDA) and little or no positive effect on earnings. In addition, the sale and leaseback transaction is subject to satisfaction of certain conditions, including satisfactory completion of due diligence investigations by CNL, approval by the Company's commercial lenders, and the Company entering into lease agreements that are reasonably satisfactory to the parties. As a result, although the transaction is scheduled to close on September 30, 1997, there can be no assurance that the transaction will be consummated, on that date or at all.

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IS THE MERGER AN INSIDE DEAL -- ARE ANY OF THE DIRECTORS, OFFICERS OR OTHER
MANAGEMENT OF THE COMPANY PARTICIPATING WITH BOSTON VENTURES IN THE ACQUISITION OF THE COMPANY?

     No. Parent and the Purchaser, which were formed by Boston Ventures, are independent third parties that have no ties to the Board or any member of the Company's management. The merger agreement was negotiated on an arm's-length basis by a Special Committee of the Board, comprised of three non-management directors, and no officer or director of the Company has an interest in Parent, the Purchaser or Boston Ventures.

IN THAT CASE, ARE INSIDERS TENDERING THEIR GROUND ROUND STOCK?

     Yes. After carefully evaluating the offer, all of the directors and executive officers of the Company have indicated their intention to tender their shares pursuant to the offer.

HOW LONG DID THE BOARD CONSIDER THE MERITS OF THIS TRANSACTION?

     Boston Ventures first approached the Company with respect to a possible acquisition on May 27, 1997. On July 10, 1997, after substantial due diligence, it indicated that, subject to a number of conditions, it was still interested in an acquisition of the Company at a price of approximately $1.65 per share, in cash. Although the Board did not accept the suggested price, it determined to continue negotiations, and appointed the Special Committee to review, negotiate and make recommendations to the full Board regarding any acquisition or investment proposal received from third parties. From that time until receipt of a firm offer and approval of the merger agreement on August 29, 1997, the Special Committee engaged in negotiations with Boston Ventures, on behalf of the Purchaser and Parent, and the Special Committee and the Board evaluated the proposed terms, as negotiated, of such a transaction.

DID THE BOARD RECEIVE AN OUTSIDE OPINION AS TO THE FAIRNESS OF THE $1.65 PRICE?

     Yes. The Special Committee and the Board received the opinion of Rothschild Inc. that the price of $1.65 per share in cash was fair, from a financial point of view, to the Company's shareholders. The full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Rothschild Inc., is attached as an exhibit to the Company's Schedule 14D-9.

WAS THE BOARD'S APPROVAL OF THE TRANSACTION UNANIMOUS?

     Yes. The Special Committee unanimously recommended to the full Board that the transaction be approved, and the Board, with all members present and voting, unanimously approved the merger agreement, the offer and the merger as fair to, and in the best interests of, the Company and its shareholders.

WHY SHOULD I TENDER MY SHARES NOW, INSTEAD OF WAITING?

     If less than 85.1% of the outstanding common stock (90% less the 4.9% currently owned by Parent) is tendered by October 3rd, the expiration date of the offer, unless extended, the Purchaser can terminate the offer without purchasing any shares, and the merger agreement would terminate. Although the Purchaser has reserved the right to waive the minimum condition (which would require an extension of the offer), there can be no assurance that it will do so.

     If, however, the Purchaser were to waive the minimum condition and purchase the tendered shares, so long as sufficient shares were tendered to give the Purchaser and Parent 66 2/3% of the outstanding shares, the Purchaser would still be able, and obligated under the merger agreement, to consummate the merger without the vote of any other shareholder. In that case, shareholders who did not tender their shares would not receive payment for their shares pursuant to the merger until a proxy statement is prepared and filed with the Securities and Exchange Commission and then sent to shareholders, and the merger completed, which could take several months.

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WHAT HAPPENS IF I TENDER MY SHARES AND A HIGHER BID IS RECEIVED?

     If an alternative bid which the Board determines to be superior to the tender offer is received by the Company prior to consummation of the offer, the Company's Board of Directors can terminate the merger agreement. You may also withdraw any tendered shares at any time prior to expiration of the tender offer, allowing you to participate in the superior transaction.

EVEN IF NO HIGHER BID IS RECEIVED, WOULDN'T I FARE BETTER THAN $1.65 PER SHARE IF THE COMPANY WERE TO FILE FOR REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE?

     Typically, when a company files for protection and reorganization under Chapter 11, the financial interest of equity holders is materially and adversely affected. In the Company's case, if the Company were to file for protection from creditors under Chapter 11, there is no assurance that the Company would be able to secure debtor-in-possession financing necessary to sustain its operations while it reorganized, and the Company would still need a substantial infusion of new equity to maintain and upgrade its restaurants. Although the Company holds many valuable leases, the ability of the Company to attract and retain employees during a reorganization is likely to be impaired, which could result in reducing the value of its leases. Rothschild Inc. considered the liquidation value of the Company, in reaching its conclusion that the tender offer and the merger are fair to the Company's shareholders, from a financial point of view. Thus, although the Company might emerge from a Chapter 11 restructuring, shareholder value could be significantly diminished or even eliminated, and any potential distribution to shareholders would be reduced by the high costs of such a restructuring.

IF I HOLD CERTIFICATES OF INTERNATIONAL PROTEINS CORPORATION, ARE THERE ANY SPECIAL PROCEDURES FOR TENDERING THESE SHARES?

     No. "International Proteins Corporation" is a prior name of the Company. If you hold such certificates and wish to tender your shares, you should follow the instructions applicable to certificates of "Ground Round Restaurants, Inc." contained in the Letter of Transmittal.

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